                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


        /X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 1995


                                       OR


        / /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


          For the transition period from ___________ to __________


                        Commission file number:  1-8247



                 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN


                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Schuller Corporation
                                  717 17th Street
                                  Denver, Colorado  80202

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 20, 1996                     SCHULLER INTERNATIONAL EMPLOYEES
                                  THRIFT PLAN



                                  By:  /s/  Ann J. Henley
                                     -----------------------------
                                            Ann J. Henley
                                            Director, Benefits

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

                             _____________________





                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                    as of December 31, 1995 and 1994 and for
                        the Year ended December 31, 1995

                SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
          INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                             _____________________


                                                                                                                    Pages
                                                                                                                    -----
Report of Independent Accountants                                                                                       2

Financial Statements:

   Statements of Net Assets Available for Benefits with
         Fund Information at December 31, 1995 and 1994                                                             3 - 6

   Statement of Changes in Net Assets Available for Benefits
         with Fund Information for the Year ended
         December 31, 1995                                                                                          7 - 8

   Notes to Financial Statements                                                                                   9 - 19

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes
         (Item 27a Form 5500)                                                                                          20

   Schedule of Reportable Transactions
         (Item 27d Form 5500)                                                                                          21

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee
    of the Board of Directors of Schuller Corporation:

We have audited the accompanying statements of net assets available for benefits of the Schuller International Employees Thrift Plan as of December 31, 1995 and 1994 and the statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Schuller International Employees Thrift Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ COOPERS & LYBRAND L.L.P.
- ------------------------------------
    COOPERS & LYBRAND L.L.P.




Denver, Colorado
June 20, 1996

                 SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1995 and 1994


                                                       Retirement
                                                       Government
                                                      Money Market               Income              Asset          Disciplined
           1995                                        Portfolio                  Fund              Manager         Equity Fund
           ----                                       ------------            -----------         ----------        -----------

          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,066,822)
  Common stock pool of Riverwood
    International at market value
    (cost $741,900)
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $6,535,040)                  $6,535,040
    Asset Manager (cost $28,179,246)                                                              $30,692,009
    Disciplined Equity (cost $23,527,426)                                                                             $25,983,839
    Value Fund (cost $12,612,053)
    Magellan Fund (cost $36,078,039)
    OTC Portfolio (cost $7,776,839)
    International Growth and
      Income Fund (cost $7,334,637)

  Investment contracts, at contract value                                     $66,600,630

  Loans to Plan members, at cost
    (approximates market)


Cash and equivalents (Note 7)                                                  13,562,186

Due from associated funds                                      7,188               44,451              37,881              25,805

Contributions receivable:
    Plan members                                               9,868               68,618              64,182              47,397
    Company                                                  100,557              609,989             624,553             457,198

Accrued income receivable
  (Note 2)
                                                          ----------          -----------         -----------         -----------
    Total assets                                           6,652,653           80,885,874          31,418,625          26,514,239

       LIABILITIES

Payable to associated funds
                                                          ----------          -----------         -----------         -----------

Net assets available for benefits                         $6,652,653          $80,885,874         $31,418,625         $26,514,239
                                                          ==========          ===========         ===========         ===========

                                                                                                                   International
                                                                                                                     Growth and
                                                            Value              Magellan              OTC               Income
                                                            Fund                 Fund             Portfolio             Fund
                                                        ------------          ---------           ----------        -----------
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,066,822)
  Common stock pool of Riverwood
    International at market value
    (cost $741,900)
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $6,535,040)
    Asset Manager (cost $28,179,246)
    Disciplined Equity (cost $23,527,426)
    Value Fund (cost $12,612,053)                        $14,496,921
    Magellan Fund (cost $36,078,039)                                          $43,284,628
    OTC Portfolio (cost $7,776,839)                                                                $9,131,710
    International Growth and
      Income Fund (cost $7,334,637)                                                                                    $7,501,926

  Investment contracts, at contract value

  Loans to Plan members, at cost
    (approximates market)


Cash and equivalents (Note 7)

Due from associated funds                                     20,437               63,379              12,399              11,937

Contributions receivable:
    Plan members                                              37,079              103,943              26,042              21,448
    Company                                                  364,184            1,070,629             247,576             259,797

Accrued income receivable
  (Note 2)
                                                         -----------          -----------          ----------          ----------
    Total assets                                          14,918,621           44,522,579           9,417,727           7,795,108

       LIABILITIES

Payable to associated funds
                                                         -----------          -----------          ----------         -----------
Net assets available for benefits                        $14,918,621          $44,522,579          $9,417,727          $7,795,108
                                                         ===========          ===========          ==========          ==========


  The accompanying notes are an integral part of these financial statements.

                 SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1995 and 1994



                                                                  Schuller
                                                   RVW             Common
                                                  Stock            Stock             Loan             Combined
         1995 (Continued)                         Pool              Fund             Account            Total
         ----                                  ----------         --------        -----------        -----------
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,066,822)                             $105,457                           $   105,457
  Common stock pool of Riverwood
    International at market value
    (cost $741,900)                            $1,013,760                                              1,013,760
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $6,535,040)                                                               6,535,040
    Asset Manager (cost $28,179,246)                                                                  30,692,009
    Disciplined Equity (cost $23,527,426)                                                             25,983,839
    Value Fund (cost $12,612,053)                                                                     14,496,921
    Magellan Fund (cost $36,078,039)                                                                  43,284,628
    OTC Portfolio (cost $7,776,839)                                                                    9,131,710
    International Growth and
      Income Fund (cost $7,334,637)                                                                    7,501,926

  Investment contracts, at contract value                                                             66,600,630

  Loans to Plan members, at cost
    (approximates market)                                                          $6,959,901          6,959,901

Cash and equivalents (Note 7)                                                                         13,562,186

Due from associated funds                                                                                223,477

Contributions receivable:
    Plan members                                                                                         378,577
    Company                                                                                            3,734,483

Accrued income receivable
  (Note 2)                                                                             48,214             48,214
                                                 --------        ---------          ---------       ------------

    Total assets                                1,013,760          105,457          7,008,115        230,252,758

       LIABILITIES

Payable to associated funds                                                           223,477            223,477
                                               ----------         --------        -----------       ------------

Net assets available for benefits              $1,013,760         $105,457         $6,784,638       $230,029,281
                                               ==========         ========         ==========       ============


 The accompanying notes are an integral part of these financial statements.

                 SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1995 and 1994

                                                       Retirement
                                                       Government
                                                      Money Market            Income              Asset            Disciplined
             1994                                      Portfolio               Fund              Manager           Equity Fund
             ----                                   ----------------     ----------------     ---------------    ----------------

          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,236,820)
  Common stock pool of Riverwood
    International at market value
    (cost $847,220)
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $4,644,246)            $4,664,246
    Asset Manager (cost $29,462,053)                                                       $28,074,320
    Disciplined Equity (cost $19,083,431)
    Value Fund (cost $9,936,094)                                                                                  $19,063,936
    Magellan Fund (cost $28,153,261)
    OTC Portfolio (cost $4,012,222)
    International Growth and
      Income Fund (cost $7,062,817)

  Investment contracts, at contract value                               $77,149,844

  Loans to Plan members, at cost
    (approximates market)


Cash and equivalents (Note 7)                                             3,732,366

Due from associated funds                                5,736               36,067             35,791                 21,758

Contributions receivable:
    Plan members                                        11,656               81,062             86,650                 51,791
    Company                                             43,183              679,456            685,353                434,438

Accrued income receivable
  (Note 2)
                                                    ----------          -----------        -----------            -----------
     Total assets                                    4,724,821           81,678,795         28,882,114             19,571,923

       LIABILITIES

Payable to associated funds
                                                    ----------          -----------        -----------            -----------

Net assets available for benefits                   $4,724,821          $81,678,795        $28,882,114            $19,571,923
                                                    ==========          ===========        ===========            ===========

                                                                                                                  International
                                                                                                                   Growth and
                                                         Value              Magellan              OTC                 Income
                                                         Fund                 Fund             Portfolio              Fund
                                                    ----------------     ----------------     ---------------    ----------------
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,236,820)
  Common stock pool of Riverwood
    International at market value
    (cost $847,220)
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $4,644,246)
    Asset Manager (cost $29,462,053)
    Disciplined Equity (cost $19,083,431)
    Value Fund (cost $9,936,094)                      $ 9,629,671
    Magellan Fund (cost $28,153,261)                                       $27,941,732
    OTC Portfolio (cost $4,012,222)                                                            $4,091,605
    International Growth and
      Income Fund (cost $7,062,817)                                                                                $6,627,226

  Investment contracts, at contract value

  Loans to Plan members, at cost
    (approximates market)


Cash and equivalents (Note 7)

Due from associated funds                                  15,062               47,358              6,745              13,808

Contributions receivable:
    Plan members                                           38,998              110,374             21,022              36,740
    Company                                               317,815              971,622            165,636             309,536

Accrued income receivable
  (Note 2)
                                                      -----------          -----------         ----------         -----------

    Total assets                                       10,001,546           29,071,086          4,285,008           6,987,310

       LIABILITIES

Payable to associated funds
                                                      -----------          -----------         ----------         -----------

Net assets available for benefits                     $10,001,546          $29,071,086         $4,285,008          $6,987,310
                                                      ===========          ===========         ==========          ==========


   The accompanying notes are an integral part of these financial statements.

                 SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1995 and 1994



                                                                   Schuller
                                                   RVW              Common
                                                  Stock             Stock           Loan             Combined
         1994 (Continued)                         Pool               Fund          Account             Total
         ----                                    --------          ---------      -----------      -------------

          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,236,820)                              $84,026                          $     84,026
  Common stock pool of Riverwood
    International at market value
    (cost $847,220)                              $949,988                                                949,988
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $4,644,246)                                                               4,664,246
    Asset Manager (cost $29,462,053)                                                                  28,074,320
    Disciplined Equity (cost $19,083,431)                                                             19,063,936
    Value Fund (cost $9,936,094)                                                                       9,629,671
    Magellan Fund (cost $28,153,261)                                                                  27,941,732
    OTC Portfolio (cost $4,012,222)                                                                    4,091,605
    International Growth and
      Income Fund (cost $7,062,817)                                                                    6,627,226

  Investment contracts, at contract value                                                             77,149,844

  Loans to Plan members, at cost
    (approximates market)                                                          $5,749,075          5,749,075

Cash and equivalents (Note 7)                                                                          3,732,366

Due from associated funds                                                                                182,325

Contributions receivable:
    Plan members                                                                                         438,293
    Company                                                                                            3,607,039

Accrued income receivable
  (Note 2)                                                                             36,468             36,468
                                                 --------         -------         -----------       ------------

    Total assets                                  949,988          84,026           5,785,543        192,022,160

       LIABILITIES

Payable to associated funds                                                           182,325            182,325
                                                 --------         -------          ----------       ------------

Net assets available for benefits                $949,988         $84,026          $5,603,218       $191,839,835
                                                 ========         =======          ==========       ============

  The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1995

                                                     Retirement
                                                     Government
                                                    Money Market       Income            Asset      Disciplined
          1995                                       Portfolio          Fund            Manager     Equity Fund
          ----                                      -----------     ------------     -----------    -----------
Investment Income:
   Interest income                                                  $  4,771,902

   Dividend income                                  $   339,508                      $   895,098    $ 2,838,605

   Net appreciation in fair value
      of investments (Note 2)                                                          3,956,428      2,939,517
                                                    -----------     ------------     -----------    -----------


Total investment income                                 339,508        4,771,902       4,851,526      5,778,122
                                                    -----------     ------------     -----------    -----------
Contributions (Note 8):
   By Plan members                                      348,112        2,082,387       2,010,176      1,407,552
   By the Company                                       139,520        1,205,403       1,240,690        863,717
                                                    -----------     ------------     -----------    -----------

                                                        487,632        3,287,790       3,250,866      2,271,269
                                                    -----------     ------------     -----------    -----------
Transfers into fund from
   associated funds                                   4,584,241        9,298,561       1,683,064      3,081,393
                                                    -----------     ------------     -----------    -----------

Transfers out of fund to
   associated funds                                  (2,458,439)     (10,986,955)     (5,854,848)    (2,881,157)
                                                    -----------     ------------     -----------    -----------

Withdrawals and forfeitures
   (Note 9)                                          (1,022,032)      (7,145,103)     (1,387,366)    (1,304,868)
                                                    -----------     ------------     -----------    -----------

Administrative expenses                                  (3,078)         (19,116)         (6,731)        (2,443)
                                                    -----------     ------------     -----------    -----------

Net increase (decrease)                               1,927,832         (792,921)      2,536,511      6,942,316


Net assets available for benefits:

   Beginning of year                                  4,724,821       81,678,795      28,882,114     19,571,923
                                                    -----------     ------------     -----------    -----------

   End of year                                      $ 6,652,653     $ 80,885,874     $31,418,625    $26,514,239
                                                    ===========     ============     ===========    ===========

                                                                                                    International
                                                                                                     Growth and
                                                       Value          Magellan          OTC           Income
                                                       Fund             Fund         Portfolio         Fund
                                                    -----------     ------------     -----------    -----------

Investment Income:
   Interest income

   Dividend income                                  $   611,534     $  2,461,151     $   503,616    $   243,100

   Net appreciation in fair value
      of investments (Note 2)                         2,409,179        8,400,325       1,425,920        554,106
                                                    -----------     ------------     -----------    -----------

Total investment income                               3,020,713       10,861,476       1,929,536        797,206
                                                    -----------     ------------     -----------    -----------
Contributions (Note 8):
   By Plan members                                    1,085,110        3,101,283         621,126        753,206
   By the Company                                       679,923        2,025,174         432,074        532,147
                                                    -----------     ------------     -----------    -----------

                                                      1,765,033        5,126,457       1,053,200      1,285,353
                                                    -----------     ------------     -----------    -----------
Transfers into fund from
   associated funds                                   4,320,616        8,970,600       4,069,219      1,362,530
                                                    -----------     ------------     -----------    -----------

Transfers out of fund to
   associated funds                                  (3,812,661)      (8,050,245)     (1,768,741)    (2,298,735)
                                                    -----------     ------------     -----------    -----------

Withdrawals and forfeitures
   (Note 9)                                            (375,378)      (1,455,232)       (150,388)      (338,552)
                                                    -----------     ------------     -----------    -----------

Administrative expenses                                  (1,248)          (1,563)           (107)            (4)
                                                    -----------     ------------     -----------    -----------

Net increase (decrease)                               4,917,075       15,451,493       5,132,719        807,798


Net assets available for benefits:

   Beginning of year                                 10,001,546       29,071,086       4,285,008      6,987,310
                                                    -----------     ------------     -----------    -----------

   End of year                                      $14,918,621     $ 44,522,579     $ 9,417,727    $ 7,795,108
                                                    ===========     ============     ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1995


                                                                 Schuller
                                                   RVW            Common
                                                  Stock            Stock             Loan            Combined
         1995 (Continued)                          Pool            Fund             Account            Total
         ----                                  ----------        ---------        ----------       ------------
Investment Income:
   Interest income                                                                $  494,591        $ 5,266,493

   Dividend income                                                                                    7,892,612

   Net appreciation in fair value
      of investments (Note 2)                  $  232,015        $ 37,421                            19,954,911
                                               ----------        --------         ----------       ------------

Total investment income                           232,015          37,421            494,591         33,114,016
                                               ----------        --------         ----------       ------------

Contributions (Note 8):
   By Plan members                                                                                   11,408,952
   By the Company                                                                                     7,118,648
                                               ----------        --------         ----------       ------------
                                                                                                     18,527,600
                                               ----------        --------         ----------       ------------

Transfers into fund from
   associated funds                                                                3,709,594         41,079,818
                                               ----------        --------         ----------       ------------

Transfers out of fund to
   associated funds                              (149,415)           (688)        (2,817,934)       (41,079,818)
                                               ----------        --------         ----------       ------------

Withdrawals and forfeitures
   (Note 9)                                       (18,828)        (15,302)          (204,831)       (13,417,880)
                                               ----------        --------         ----------       ------------

Administrative expenses                                                                                 (34,290)
                                               ----------        --------         ----------       ------------

Net increase (decrease)                            63,772          21,431          1,181,420         38,189,446

Net assets available for benefits:

   Beginning of year                              949,988          84,026          5,603,218        191,839,835
                                               ----------        --------         ----------       ------------

   End of year                                 $1,013,760        $105,457         $6,784,638       $230,029,281
                                               ==========        ========         ==========       ============

The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS



1.    Plan Description:
      -----------------

      The Schuller International Employees Thrift Plan (the "Plan") is sponsored by Schuller Corporation, formerly Manville Corporation, and offered through Schuller International (the "Company"), a wholly owned subsidiary of Schuller Corporation. The Plan provides eligible employees a convenient means for regular and systematic savings with several investment options. Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Institutional Retirement Services Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: the Retirement Government Money Market Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio, and the International Growth and Income Fund. In addition, the Income Fund holds investment contracts with various insurance and investment companies, including contracts with Mutual Benefit Life Insurance Company ("Mutual Benefit") and Confederation Life Insurance Company ("Confederation Life") (see Notes 4 and 5). Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

      In addition to the funds described above, some participants at December 31, 1995 had investments in the Schuller Common Stock Fund, which holds common stock of Schuller Corporation, and the RVW Stock Pool, which contains shares of stock of Riverwood International Corporation ("Riverwood"). Riverwood was an affiliate of the Company until a private group of investors acquired all of its outstanding common stock during March, 1996. At that time, the Plan's investments in the RVW Stock Pool were likewise disposed of. Although the Schuller Common Stock Fund is not currently offered as an investment option, the Plan allows additional shares to be purchased with dividends paid on the common stock.

      The loan account holds loans made to eligible participants out of their vested account balances in the aforementioned funds except for the RVW Stock Pool, Schuller Common Stock Fund, and investment contracts with Mutual Benefit Life and Confederation Life. Principal and interest payments are reinvested in the participants investment funds in accordance with the participant's investment election in effect at the time the payments are made.

      At December 31, 1995, there were a total of 4,699 participants in the Plan. They participated in one or more of the funds as follows: 630 in the Retirement Government Money Market Portfolio, 1,882 in the Asset Manager, 1,909 in the Disciplined Equity Fund, 1,281 in the Value Fund, 2,490 in the Magellan Fund, 927 in the OTC Portfolio, 1,092 in the International Growth and Income Fund, 5,918 in the

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.    Plan Description, continued:
      -----------------

      Income Fund, 169 in the RVW Stock Pool, and 233 in the Schuller Common Stock Fund. Additionally, 1,455 participants had loans outstanding through the loan account at December 31, 1995.

2.    Summary of  Significant Accounting Policies:
      --------------------------------------------

      Investments in the funds are stated at current values based upon the following:

      Retirement Government                  original cost plus accrued interest.
         Money Market Fund

      Asset Manager Fund                     quotations obtained directly from mutual fund company.

      Disciplined Equity Fund                quotations obtained directly from mutual fund company.

      Value Fund                             quotations obtained directly from mutual fund company.

      Magellan Fund                          quotations obtained directly from mutual fund company.

      OTC Portfolio                          quotations obtained directly from mutual fund company.

      International Growth                   quotations obtained directly from mutual fund company.
         and Income Fund

      Income Fund                            contract value (original cost plus accrued interest and
                                             contributions less withdrawals.)

      RVW Stock Pool                         stock quotations obtained from New York Stock Exchange.

      Schuller Common                        stock quotations obtained from New York Stock
         Stock Fund                          Exchange.

      Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1995 and 1994.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



2.    Summary of  Significant Accounting Policies, continued:
      --------------------------------------------

      Within the Income Fund, the Plan has entered into investment contracts with various insurance and investment companies. The contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by these companies. The contracts are included in the financial statements at contract value, as reported by the insurance and investment companies. Contract value represents contributions under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The average yields presented on the contracts approximate the contract rate. No valuation reserves were required to adjust contract amounts, as the contract value of the reported investment contracts approximates fair value.

      Investment contracts held in the Income Fund contain provisions that could reduce the earnings on the investment below the guaranteed rate if there is an early discontinuance of the contract.

      The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

      The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation in the fair value of its investments which consists of the realized gains and the unrealized appreciation on those investments, including derivative financial instruments (see Note 6).

      The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of
      contingent liabilities.   Actual results may differ from those estimates.

      The Plan has reclassified the presentation of certain prior year information to conform with the current presentation format.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



3.    Investments:
      ------------

      The number of units and carrying value per unit at December 31, were as follows:

                                                                           1995                    1994
                                                                     --------------            --------------
         Retirement Government Money Market
         ----------------------------------
             Units                                                        6,535,040                 4,664,246
             Market value per unit                                            $1.00                     $1.00

         Asset Manager*
         --------------
             Units                                                        1,936,404                 2,029,958
             Market value per unit                                           $15.85                    $13.83

         Disciplined Equity Fund*
         ------------------------
             Units                                                        1,258,907                 1,062,650
             Market value per unit                                           $20.65                    $17.94

         Value Fund*
         -----------
             Units                                                          292,041                   235,964
             Market value per unit                                           $49.64                    $40.81

         Magellan Fund*
         --------------
             Units                                                          503,427                   418,289
             Market value per unit                                           $85.98                    $66.80

         OTC Portfolio
         -------------
             Units                                                          301,078                   175,832
             Market value per unit                                           $30.33                    $23.27

         International Growth and Income Fund
         ------------------------------------
             Units                                                          417,935                   400,921
             Market value per unit                                           $17.95                    $16.53

         Income Fund
         -----------
             Security Life of Denver Contract*:
                Units                                                    18,350,306                17,402,132
                Contract value per unit                                       $1.00                     $1.00
                Average yield                                                  4.78%                     5.28%


                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



       3.    Investments, continued:                                        1995                     1994
             -----------                                               ------------                --------
             Mutual Benefit Life Insurance Contract*:
                Units                                                    14,482,275              14,990,905
                Contract value per unit                                       $1.00                   $1.00
                Average yield (Note 5)                                         3.55%                   3.50%


             Morgan Guaranty ABS:
                Units                                                     8,777,330               2,279,600
                Contract value per unit                                       $1.00                   $1.00
                Average yield                                                  7.07%                   8.38%

             J.P. Morgan Securities Insurance Contract:
                Units                                                     8,241,212               6,110,207
                Contract value per unit                                       $1.00                   $1.00
                Average yield                                                  8.90%                   9.00%

             Confederation Life Insurance Contract:
                Units                                                     3,681,527               3,733,308
                Contract value per unit                                       $1.00                   $1.00
                Average yield (Note 4)                                         0.00%                   0.00%

             Peoples Security Life ABS:
                Units                                                     2,973,949
                Contract value per unit                                       $1.00
                Average yield                                                  7.72%

             Sun  Life Insurance of America  Contract:
                Units                                                     2,706,213               2,505,290
                Contract value per unit                                       $1.00                   $1.00
                Average yield                                                  8.02%                   8.02%


             Protective Life Insurance Contract:
                Units                                                     2,705,184               2,505,264
                Contract value per unit                                       $1.00                   $1.00
                Average yield                                                  7.98%                   7.98%


             Life of Virginia Contract:
                Units                                                     2,357,664               2,357,665
                Contract value per unit                                       $1.00                   $1.00
                Average yield                                                  8.52%                   8.52%


                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



         3.  Investments, continued:                                        1995                      1994
             -----------                                               --------------             -------------
             Bankers Trust Investment Contracts:
                Units                                                       2,324,969                 7,081,064
                Contract value per unit                                         $1.00                    $ 1.00
                Average yield                                                    9.13%                     8.74%


             Great West Life Assurance Contracts:
                Units                                                                                 7,005,218
                Contract value per unit                                                                  $ 1.00
                Average yield                                                                             10.50%


             Commonwealth Life Insurance Contracts:
                Units                                                                                 5,924,169
                Contract value per unit                                                                  $ 1.00
                Average yield                                                                              7.27%

             New York Life Insurance Contracts:
                Units                                                                                 2,646,826
                Contract value per unit                                                                  $ 1.00
                Average yield                                                                              9.18%


             CNA Insurance Company Contract:
                Units                                                                                 2,608,196
                Contract value per unit                                                                  $ 1.00
                   Average yield                                                                           9.51%


         RVW Stock Pool
         --------------
             Units                                                            73,546                     84,722
             Market value per unit                                            $13.79                     $11.21

         Schuller Common Stock Fund
         --------------------------
             Units                                                             6,336                      7,332
             Market value per unit                                            $16.65                     $11.46

         Loan Account
         ------------
             Remaining principal balance, at cost                         $6,959,901                 $5,749,075
                (approximates market)

* Represents at least 5% of net assets available for benefits at December 31, 1995.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



3.    Investments, continued:
      ------------

      Effective March 1, 1996 the cash and equivalents portion of the Income Fund was transferred to the Fidelity Short-Term Bond Portfolio, a new investment option. Existing contracts at December 31, 1995 will remain as such until maturity, at which time the cash will be invested in this bond portfolio.

4.    Confederation Life Insurance Company:
      -------------------------------------

      During 1994, Canadian and U.S. regulators assumed control of Confederation Life, a significant issuer of guaranteed investment contracts, or GICS, after Confederation Life failed to obtain capital support from a consortium of Canadian and U.S. insurers. On August 12, 1994, Michigan regulators obtained a court order in Ingram County Circuit Court placing the U.S. branch of Confederation Life in rehabilitation.

      As of December 31, 1995, the Income Fund held a $3.7 million investment contract with Confederation Life. This contract represented 4.6% of the net assets of the Income Fund at December 31, 1995. The Plan has segregated the assets of the contract, and during this rehabilitation period participants will continue to have access to the remainder of the Income Fund. Presently, adjustment, if any, to reduce the carrying value of the contract to net realizable value would have no material effect on the financial statements.

      On February 20, 1995, Confederation Life issued an administrative update which outlined the following procedures for permitting certain hardship withdrawals: withdrawals are limited to 10% of the participant's account balance per year for normal retirement and disability, and no withdrawals are processed for early retirement; entire account balances will be paid to the participant's beneficiaries in the event of a participant's death; hardship withdrawals will be permitted for situations that fall under the IRS and Plan definitions of hardship withdrawals; and no withdrawals are processed for employee terminations, loans, transfers, etc. The Plan received 1.5% in 1994 of the contract balance in order to honor the above types of withdrawals. Beginning in 1995, all further withdrawal requests are processed and settled on an individual participant basis.

5.    Mutual Benefit Life Insurance Company:
      --------------------------------------

      During 1991, the Plan notified Mutual Benefit of its intention to discontinue their group annuity contract held by the Income Fund. On June 28, 1991, the Plan received $19,578,795 representing 50% of the May 31, 1991 adjusted contract value (after normal withdrawals plus a favorable market interest rate adjustment) from Mutual Benefit. Additional withdrawals totaling $4,501,583 were paid by Mutual Benefit shortly thereafter.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued





 5.   Mutual Benefit Life Insurance Company, continued:
      --------------------------------------

      Mutual Benefit requested, and on July 16, 1991, was placed under, rehabilitory conservatorship with the state of New Jersey by court order. Currently, there is no plan to liquidate Mutual Benefit. Mutual Benefit advised the Plan that the remaining contract discontinuance payments were suspended pending action on a plan of rehabilitation.

      In the interim, payments have been made to participants or beneficiaries in the case of death, certain hardships and to retirees aged 65 and above who elected to leave the Plan.

      The Plan of Rehabilitation for Mutual Benefit was approved on August 12, 1993, and an order confirming the Plan of Rehabilitation was signed on November 10, 1993. On April 29, 1994, under provisions of the order, Mutual Benefit Life became insolvent and its assets and liabilities were assumed by a successor company, MBL Life Assurance Corporation ("MBLLAC").

      The Plan of Rehabilitation offered Plan participants the option of opting out of the existing contract or accepting participation in a new, restructured contract to be issued by MBLLAC. Effective June 1994, those electing to opt out of the contract received 55% of their account balances with interest credited at 3.5% annually from July 16, 1991 to payout. Those electing to opt in will be credited with interest at the contract rate (11.05%) through December 31, 1991, at 4.0% for 1992, at 3.5% for 1993, at 3.5% for 1994, at 3.55% for 1995, and at 5.25% for
      1996. Interest to be paid thereafter has not been determined, but will be no less than zero. The contract value of Mutual Benefit reflects interest credited at these rates. Payment of principal and interest has been guaranteed by a consortium of major insurance companies. Participants who elected on April 4, 1994 to opt out of the contract received $863,703. Those who elected to accept participation in the restructured contract were credited with balances totaling approximately $15,228,000.

      During the rehabilitation period, which is expected to extend through December 31, 1999, withdrawals will remain limited. However, payments will continue to be made in cases of death and hardship, and out-of-fund payments will be made to retirees aged 59 1/2 or more who have elected to leave the Plan. A cashout resulting in a penalty is also available, the penalty percentage of which is determined on a quarterly basis. At December 31, 1995, the penalty percentage was 18%.

      The Plan of Rehabilitation anticipates that balances in the restructured contracts will be paid out in five annual installments beginning in the year 2000. However, should there be insufficient liquidity or assets, scheduled installment payments may be deferred for up to seven years.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



6.    Derivative Financial Instruments:
      ---------------------------------

      The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes.

      The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

      Investments in the Asset Manager Fund, the Magellan Fund and the International Growth and Income Fund occasionally include derivative financial instruments such as futures, forward, swap or option contracts. During 1995 these derivative investments comprise an immaterial portion of the total net assets available for benefits.

      The primary objectives of investing in domestic equity futures are to remain fully invested and maintain liquidity ("long positions"), and to hedge against equity price declines ("short positions"). Futures contracts are settled on a daily basis using funds set aside in separate accounts. Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations.

7.    Cash and Equivalents:
      ---------------------

      The cash and equivalents of the Income Fund were invested primarily in short-term U.S. Government Securities.

8.    Contributions, Eligibility and Vesting:
      ---------------------------------------

      Pre-tax Contributions - Eligible employees may contribute to the Plan through a reduction in salary on a pre-tax basis (a "401(k)" Plan ) from 1% to 9% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions) or, for highly compensated employees, from 1% to 8% of salary on a pre-tax basis.

      After-tax Contributions - Employees may elect to contribute 1% to 7% (in
      -----------------------
      increments of 1%) of salary on an after-tax basis regardless of the percentage of pre-tax contributions.

      Company Contributions - The Company contribution is based on a 50% fixed
      ---------------------
      match plus up to 50% variable match based on the operating performance of the Company, on the first six percent of pre-tax Employee contributions. Company contributions of

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



8.    Contributions, Eligibility and Vesting, continued:
      --------------------------------------
      $3,600,285 related to the 50% variable match were accrued for at December 31, 1995. After-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any one employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

      Eligibility - Full-time permanent salaried employees and non-union hourly
      -----------
      employees at participating locations are eligible to become Plan participants on the first day of employment or re-employment. If the employee is a part-time or temporary, such employee becomes eligible to participate after completing at least one year and 1,000 hours of service. The Plan also allows non-union hourly employees at participating locations to contribute to the Plan.

9.    Withdrawals and Forfeitures and Loans:
      --------------------------------------
      Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59 1/2, or leaves the Company, or furnishes satisfactory proof of financial hardship.

      If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $3,500, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

      Forfeitures serve to reduce future contributions of the Company. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the re-employment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

      A participant who retires or becomes disabled, and has a balance of at least $3,500, can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70 1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

      Withdrawal of Company contributions is subject to suspension of Company contributions for the greater of three months or the time period during which the

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued



9.    Withdrawals and Forfeitures and Loans, continued:
      -------------------------------------
      employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

      The Plan's loan provisions allow a participant to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate.

10.   Tax Status:
      -----------
      The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on March 22, 1993 for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986. On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, earnings on contributions from the Company's retirement plans, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

11.   Termination of the Plan:
      ------------------------
      It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

12.   Administrative Expenses Paid by Company:
      ----------------------------------------
      The Company paid approximately $61,000 in 1995 of administrative expenses to the Plan's trustee on behalf of the Plan, which are not included in the financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1995




                                   Description of Investment Including
Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
Lessor, or Similar Party            Collateral, Par or Maturity Date         Share Balance          Cost            Current Value
- ---------------------------        -----------------------------------       -------------      -------------       --------------
Income Fund                        Blend of guaranteed investment
                                   contracts (GICS) and investment
                                   contracts with insurance and
                                   investment companies (1)                  80,162,815.690      $ 80,162,816         $ 80,162,816

Riverwood Common Stock Pool*       Common stock                                  73,546.175           741,900            1,013,760

Schuller Common Stock Fund*        Common stock                                   6,335.634         1,066,822              105,457

Magellan Fund                      Common stock and convertible securities
                                   mutual fund                                  503,426.708        36,078,039           43,284,628

Value Fund                         Common stock mutual fund of companies
                                   considered undervalued or having growth
                                   potential                                    292,041.106        12,612,053           14,496,921

OTC Portfolio                      Mutual fund of securities of companies
                                   mainly traded in the over-the-counter
                                   market                                       301,078.469         7,776,839            9,131,710

International Growth               Foreign equity and debt securities
 and Income Fund                   mutual fund                                  417,934.554         7,334,637            7,501,926

Asset Manager                      Mutual fund of domestic and foreign
                                   stocks, bonds, and short-term instruments  1,936,404.337        28,179,246           30,692,009

Disciplined Equity Fund            Domestic common stocks mutual fund         1,258,906.948        23,527,426           25,983,839

Retirement Government
    Money Market                   Money market fund                          6,535,039.660         6,535,040            6,535,040

Loans to Plan members              Participant loans (2)                                            6,959,901            6,959,901
                                                                                                 ------------         ------------
                                                                                                 $210,974,719         $225,868,007
                                                                                                 ============         ============




(1) The Income Fund bears interest ranging from 0.00% to 9.13%, maturing January, 1996 through June, 1997.

(2) Loans to Plan members bear interest ranging from 7% to 12% and mature on January, 1996 through December, 2020.

* Party in interest

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                               December 31, 1995


                                                                                                       Current Value
                                                                                                       at Transaction
Identity of Fund         Desription of Asset      Total Purchases     Total Sales     Cost of Asset        Date          Net Gain
- ----------------         -------------------      ---------------     -----------     -------------    --------------    --------
Cash Portfolio           Cash and equivalents       $39,341,355       $29,949,209      $29,949,209       $29,949,209

Magellan Fund            Growth common stock
                         fund                       $16,470,500       $ 9,527,928      $ 8,545,722       $ 9,527,928     $982,206

Value Fund               Long-term capital
                         growth mutual fund         $ 6,647,359       $ 4,189,287      $ 3,971,401       $ 4,189,287     $217,886

Asset Manager            Asset allocation mutual
                         fund                       $ 5,911,905       $ 7,250,644      $ 7,194,713       $ 7,250,644     $ 55,931

Disciplined
   Equity Fund           Domestic common stock
                         mutual fund                $ 8,168,864       $ 4,188,477      $ 3,724,868       $ 4,188,477     $463,609
